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FORM 3                                                 OMB APPROVAL
                                                OMB Number 3235-0104
                                                Expires: September 30, 1998
                                                Estimated average burden hours
                                                per response ..............0.5


                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

           Filed pursuant to Section 16(a) of the Securities Exchange
                Act of 1934, Section 17(a) of the Public Utility
               Holding Company Act of 1935 or Section 30(f) of the
                         Investment Company Act of 1940


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(Print or Type Responses)
--------------------------- ----------------------------------- --------------------------------
1.  Name and Address of      2.  Date of Event Requiring         4. Issuer Name and Ticker
    Reporting Person             Statement (Month/Day/Year)         or Trading Symbol
Coyne  James  A.
                              February 7, 2001                    PLM International, Inc. (PLM)
--------------------------- ----------------------------------- --------------------------------
(Last)   (First)   (Middle)  3.  IRS Identification Number of     5. Relationship of Reporting            6. If Amendment, Date of
                                 Reporting Person, if an entity      Person to Issuer                        Original
                                 (Voluntary)                          (Check all applicable)                 (Month/Day/Year)
                                                                     X   Director        X  10% Owner
c/o PLM International, Inc.                                         ----                ----
                                                                         Officer (give       Other (specify
One Market                                                          ----  title below)  ---- below)

Steuart Street Tower, Suite 800                                                                           -------------------------
                                                                                                          7. Individual or Joint/
                                                                                                             Group Filing (Check
--------------------------------------------                                                                 Applicable Line)
                    (Street)                                                                               X Form filed by One
                                                                                                              Reporting Person

San Francisco, California 94105                                                                           __Form filed by More than
                                                                                                             One Reporting Person
--------------------------------- -------------------------------------------------------------------------------------------------
  (City) (State) (Zip)             TABLE I - NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

--------------------------------- ------------------------------ ------------------------------------------------------------------
1.   Title of Security             2.   Amount of Securities      3.   Ownership Form: Direct (D) or  4.   Nature of Indirect
     (Instr. 4)                         Beneficially Owned             Indirect (I) (Instr. 5)             Beneficial Ownership
                                       (Instr. 4)                                                          (Instr. 5)
--------------------------------- ------------------------------ ------------------------------------ -----------------------------
Common Stock                         6,284,261(1)                        I                                   (1)
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                                                                                                                             (Over)

Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.

*  If the form is filed by more than one reporting person, SEE Instruction 5(b)(v).

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 FORM 3 (CONTINUED) TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED
         (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

-----------------------  ------------------------ -------------------------- -------------- --------------- -----------------------
1. Title of Derivative    2. Date Exercisable      3. Title and Amount of    4. Conversion  5. Ownership    6. Nature of Indirect
   Security (Instr. 4)       and Expiration Date      Securities  Security         or          Form of         Beneficial Ownership
                             (Month/Day/Year)         Underlying Derivative     Exercise       Derivative     (Instr. 5)
                                                      (Instr. 4)                Price of       Security:
                                                                                Derivative     Direct (D)
                                                                                Security       or Indirect
                                                                                               (I) (Instr.5)
                         ------------ ------------- -------------------------- --------------
                            Date       Expiration             Title              Amount or
                         Exercisable     Date                                    Number of
                                                                                  Shares
-----------------------  ------------ ------------- -------------------------- -------------- ----------------- -------------------

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EXPLANATION OF RESPONSES:

(1)  The 6,284,261 shares of common stock of the Issuer (the "Shares"), which constitute approximately 83.2% of the Issuer's common stock, were acquired on February 7, 2001 by MILPI Acquisition Corp. ("MILPI"). MILPI is owned by MILPI Holdings, LLC, which is owned by four separate trusts, AFG Investment Trust A, AFG Investment Trust B, AFG Investment Trust C and AFG Investment
Trust D, which are each partially owned by AFG ASIT Corporation ("AFG ASIT"). AFG AIST acts as managing trustee for each of the four trusts. AFG ASIT Corporation is wholly owned by Equis II Corporation ("Equis"), which is wholly owned by Semele Group, Inc.
("Semele"). Mr. Coyne and Gary D. Engle collectively own 49.6% of Semele, which controls MILPI, MILPI Holdings, LLC, the four trusts, AFG ASIT and Equis.

                                                                                 /s/ James A. Coyne         FEBRUARY 17, 2001
                                                                                 ------------------         -----------------
                                                                                   James A. Coyne                  Date

**   Intentional misstatements or omissions of facts constitute Federal Criminal Violations   SEE 18 U.S.C. 1001 and 15 U.S.C.
     78ff(a).

Note:  File three copies of this Form, one of which must be manually signed. If space provided is insufficient, SEE Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

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